[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]



May 31, 2006

VIA FACSIMILE (202) 772-9368 & OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C. 20549-0404
Attention:  Ms. Pamela A. Long, Assistant Director
            Mr. Craig Slivka, Staff Attorney


Re:   International Power Group, Ltd.
      Form 10-SB/A
      File No. 0-51449
      -------------------------------

Dear Ms. Long:

      On behalf of International Power Group, Ltd. (the "Company" or "IPWG"), we are responding to the comments received from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") contained in a letter dated November 17, 2005 regarding the Company's Registration Statement on Form 10-SB, as amended (File No. 0-51449). We have reproduced the text of the staff's comments below, followed by the responses that we have been authorized to provide on behalf of the Company.

General
-------

1. Please review the entire document to ensure that all disclosures are accurate and internally consistent.

      IPWG filed (a) on May 19, 2006, a Quarterly Report on Form 10-QSB for IPWG's fiscal first quarter ended March 31, 2006 ("Form QSB") and (b) on May 26, 2006, (i) a General Form for Registration of Securities of Small Business Issuers on Form 10-SB, Amendment 5 ("Form 10-SB/A/5") and (ii) an Annual Report on Form 10-KSB, Amendment 2 ("Form 10-KSB/A/2"), all of which have been reviewed for accuracy and internal consistency. The Form 10-SB/A/5 incorporates by reference the Form 10-KSB/A/2 and Form 10-QSB.

2. We note disclosures on your website related to "reasons to invest in International Power Group Ltd." Please tell us whether you are engaging in an offering at this time. Also, please make sure that you have disclosed all recent sales of unregistered

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006

      securities in your Form 10-SB under Item 4. Recent Sales of Unregistered Securities. We may have further comment based on your response.

      The referenced page on IPWG's website has been removed and will not reappear. IPWG was not at the time of your letter and is not now engaged in an offering of securities. Part II, Item 4 of the Company's Form 10-SB/A/5 incorporates by reference information set forth in its Form 10-KSB/A/2 located in Part II under the caption "Item 5. Market for Common Equity and Related Stockholder Matters: Recent Sales of Unregistered Securities". That information is compete and current as of the date of filing.

3. We note that your website refers to several letters of intent that have been secured. Please confirm to us that you have disclosed all information required by Form 10-SB and that you have filed all exhibits required by
      Part III, Item 1 of Form 10-SB. Revise, as necessary.

      References to expired letters of intent on IPWG's website have been removed. All currently outstanding letters of intent are non-binding and are not of sufficient import to warrant more detailed disclosure at this time. IPWG will upon signing and upon any material status change, review each of its agreements for its disclosure obligations.

4. Please update your financial statements to include the period ended September 30, 2005

      Audited financial statements as of December 31, 2005 are filed in the Form 10-KSB/A/2 and unaudited financial statements as of March 31, 2006 are filed in the Form 10-QSB.

5. Supplementally, explain why you have filed Certifications for a quarterly report on Form 10-QSB when no such report has been filed.

      Those certifications were filed in error.

6. Your proposed business plan may be commensurate in scope with the uncertainty ordinarily associated with a "blank check" company. Please disclose whether you are a blank check company.

      IPWG is not a blank check corporation under the definition in Rule 419. IPWG, since its acquisition of International Power, Inc., has a business plan which focuses on waste

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


disposal. IPWG has augmented its business plan disclosure in its Form 10-KSB/A/2 which is focused on waste management and specifically waste-to-energy technology.

Item 1 - Description of Business, page 1
----------------------------------------

7. Please describe the business operations of Ednet, Inc. and the reason for the change of name to International Power Group, Ltd.

      IPWG's management has little information regarding the business of Ednet before it acquired International Power Group, Inc. As is disclosed in Item I,
Part 1 of the Company's Form 10-KSB/A/2, Ednet changed its name to International Power Group, Ltd. on September 24, 2005 in anticipation of the consummation of the transaction in which it acquired International Power, Inc. from Peter Toscano, Jack Wagenti and others. The history of this transaction is disclosed reflecting the limited information about Ednet known to current management of IPWG.

8. Please disclose the business activities of International Power, Inc. prior to the acquisition by International Power Group, Ltd., the cost of the acquisition, and the purpose of the acquisition. Additionally, disclose any affiliation between these two companies prior to the October 5, 2004.

      On October 5, 2004, IPWG entered into a series of transactions by which it acquired 100% of the outstanding shares of International Power, Inc. ("Power"), an independent corporation that had on August 20, 2004 acquired the assets of Terra Mar Environmental Systems Incorporated (TMES). At the time of IPWG's acquisition of Power, TMES was Power's only asset.

      TMES was a privately held venture capital company that was formed in 1994 by Peter Toscano and others for the purposes of developing and implementing strategic systems for the environmentally safe management and long-term disposal of radiological waste. TMES attempted to coordinate an international consortium of companies and organizations with the requisite managerial and technical expertise to identify sites, select technology, establish legal and regulatory structures, and engineer and construct low level radiological waste treatment and disposal facilities, and manage such facilities over the long-term. TMES's assets on October 5, 2004 consisted principally of two contracts and proposals for the construction of waste disposal plants in countries of the former Soviet Union; neither of the contracts were implemented and they expired December 31, 2005 and the proposals were not pursued. The TMES project was unsuccessful and has been abandoned by IPWG, at least for the present time.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006

      There was no affiliation between IPWG on the one hand and either of Power or TMES on the other hand, before IPWG's acquisition of Power on October 5, 2004.

9. Please disclose the business activities of Terra Mar Environmental Systems, Inc. Describe the assets sold to International Power, Inc., the cost of the acquisition, and the purpose of the acquisition. Additionally, disclose any affiliation between these two companies prior to the August 20, 2004.

      Please see IPWG's response to 8. above.

10. Please disclose the cost of acquiring 50% of Tratamientos Ambientales Tecate, the purpose of the acquisition, and any affiliation between these two companies prior to December 2, 2004. Please revise to clarify the date and number of shares related to your acquisition of Tratamientos Ambientales Tecate. In some cases, you state that the date is December 2, 2004 while in other cases you reference a date of February 21, 2005. In addition, some disclosures indicate that 3.1 million shares were issued while others reference 3.4 million shares.

      IPWG has provided updated disclosure of its acquisition of TAT in its Form 10-KSB/A/2. The material terms of the acquisition were as follows: On November 11, 2004, IPWG's Board of Directors authorized the acquisition of a 50% interest in Tratamientos Ambientales Tecate, a Mexican corporation (TAT). On December 2, 2004, IPWG authorized the issuance for the account of Mr. Caywood and his associates 3,400,000 shares of IPWG stock in exchange for a 50% interest in TAT. On February 23, 2005, the shares were issued. During the period from November 11, 2004 through February 21, 2005, IPWG also paid expenses of TAT of approximately $100,000.

      TAT claimed to have (i) rights to receive municipal and industrial waste from governments and commercial entities in the Ensenada, Mexico region and (ii) to have commenced the process to obtain land and permits to operate a solid waste facility in the Ensenada, Mexico region. Other than negotiations to acquire 50% of TAT, IPWG and TAT were not affiliated before December 2, 2004.

      IPWG is negotiating with Mr. Joseph Caywood, the sole shareholder of Tratamientos Ambientales de Tecate, S.A. de C.V. (TAT) prior to IPWG's investment, a partial reimbursement of the purchase price paid by IPWG for its 50% interest in TAT. Despite its due diligence prior to investment, IPWG believes that TAT's assets, while valuable to IPWG, were not as disclosed.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      IPWG will disclose the details of any settlement with Mr. Caywood upon completion.

11. Please substantially revise your Description of Business section to disclose in detail your business development as required by Item 101 of Regulation S-B. Include, among other things, your:

            o     principal products and services;

            o     specify precisely each location of your operations;

            o     competitive business conditions and position in your industry;

            o     licenses;

            o     costs and effects of compliance with environmental laws; and

            o     total number of employees and full time employees.

      IPWG has revised its "Description of Business" disclosure in its Form 10-KSB/A/2, which is incorporated into its Form 10-SB/A/5, to comply with Item 101 of Regulation S-B and specifically with the items identified above.

12. Please revise to explain the term "vitrification."

      The term "vitrification" has been removed from the filing. The waste-to-energy (WTE) process burns waste at high temperatures to reduce waste output to a small fraction of input and to produce saleable byproducts including electricity and drinking water.

13. Please revise to disclose what you mean by "proprietary" waste to energy technology. We may have further comment based on your revised disclosure.

      IPWG has revised its disclosure to use "proprietary" to refer to IPWG's processes under development which can be customized to potential clients' needs to, among other things (i) reduce waste output from its proposed facilities to a smaller percentage of input than other WTE methods by burning waste at higher temperatures, (ii) adding commercially available technologies to the WTE process to permit the disposal of certain hazardous and low level radiological waste,
(iii) adding equipment to the WTE process to produce drinking water as a byproduct, and (iv) adding equipment to the WTE process that can vary the relative output of electricity and water depending on the locus communities needs.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 2
---------------------

14. Please significantly revise the Plan of Operations section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. We may have further comment. Please refer to Item 303(a) of Regulation S-B.

      IPWG has revised its disclosure under Item 6, "Management's Discussion and Analysis or Plan of Operations - Plan of Operations" in its Form 10-KSB/A/2, which is incorporated into its Form 10-SB/A/5, to comply with Item 303 of Regulation S-B and specifically with the items identified above. The Company is not able to provide a more detailed analysis of its costs and time frame for beginning and completing each milestone at this time. IPWG intends to finance each of its proposed projects by a combination of methods including bank debt, securitizing expected revenues from waste delivery and electricity and water contracts and partnering with entities that can provide services to a WTE project in exchange for equity of IPWG or the related subsidiary. The Company expects that each project will be self-financing, including debt if necessary, from the time that contracts for waste, electricity and water are consummated. Furthermore, at a time to be determined by IPWG during the construction of each of its proposed WTE facilities, IPWG expects to commence accepting waste deliveries in order to (i) acquire a buffer of waste materials to lessen the likelihood of fuel interruption and WTE facility inactivity and (ii) commence receipt of revenues. IPWG believes that its revised disclosure in the Form 10-KSB/A/2 provides an accurate description of IPWG's planned business and financial operations in conformity with the requirements of Form 10-SB and Item 303 of Regulation SB.

15. We note [in] your disclosure that you will have to engage in debt or equity financing in order to pursue your business. Do you have plans for any financing? Please revise to disclose your response in the document. Please also disclose the consequences to your company should you fail to obtain the necessary financing. For example, will you cease to exist or will you pursue a business combination? Additionally, please disclose any current plans to merge with or acquire another company. Explain what you mean by your statement that you will "seek out business opportunity candidates."

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006

      Please see the Company's response to Item 14 above. IPWG's disclosure relevant to its financing requirements has been augmented pursuant to the above comment. IPWG has no present intention to merge or acquire other entities.

16. Please update your disclosure to include a discussion of the nature of and current status of your contract with Naanovo Energy. In addition please disclose the current status of your agreement with Providence Financial Services to provide financing for your project in Mexico. Please file all contracts with Naanovo as exhibits and fully describe them in this registration statement.

      IPWG reported in its Form 10-KSB/A/2, in Section 8B under the headings "Amendment to Disclosure of Joint Venture Agreement and Warrant Agreement with Naanovo International Free Zone, N.V., an Aruba corporation and Naanovo Energy USA, Inc. dated November 7, 2005" and "Form 8-K Item 1.02 Disclosure (Termination of a Material Definitive Agreement) - License Agreement with Naanovo USA Energy Group, Inc.", that its relationship with Naanovo Energy USA, Inc. has terminated.

      IPWG also reported in its Form 10-KSB/A/2, in Section 8B under the heading "Form 8-K Item 1.02 Disclosure (Termination of a Material Definitive Agreement)
- Providence Financial Services, LLC", that Providence Financial Services, LLC and IPWG mutually agreed to terminate the Letter of Engagement between the two parties dated April 5, 2005. Mr. Louis Garcia, the sole stockholder of Providence, joined IPWG as its Vice President, Finance and will provide the services otherwise contracted from Providence as part of his engagement with IPWG.

Part II
-------
Item 1. Market Price Of And Dividends On The Registrant's Common Equity And Related Stockholder Matters
---------------------------

17. Please disclose the number of shares of common stock that can be sold pursuant to Rule 144 under the Securities Act. Please refer to Item 201(a)(2)(ii) of Regulation S-B.

      IPWG has disclosed in Part II, Item 5 of its Form 10-KSB/A/2, under the heading "Restricted Securities" the information required by Item 201(a)(2)(ii) of Regulation S-B.

Item 3.  Description of Property
--------------------------------

18. Because of your agreement with Naanovo Energy Inc. and your acquisition of assets from Terra Mar Environmental Systems and Tratamientos Ambientales, it appears you may have plants and other property which must be described pursuant to Item 102 of

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006

      Regulation S-B. Please clarify precisely what assets you own and consider what, if any, disclosure is required by Item 102 of Regulation S-B.

      As set forth in IPWG's revised disclosure in its Form 10-KSB/A/2 (which was filed after the date of your letter), (1) IPWG's agreements with Naanovo have terminated, (2) TMES had no assets other than certain contracts which have now expired and (3) TAT's assets are inchoate agreements for receipt of waste and negotiation for permits and a site on which to operate a WTE waste facility in the Ensenada, Mexico region. At this time, other than the disclosed office leases, IPWG has no property that is required to be described by part 1.02 of Regulation S-B.

Item 4. Recent Sales Of Unregistered Securities.
------------------------------------------------

19. Please revise to disclose all of the information required by Item 701 of Regulation S-B for each sale disclosed in this section. In addition, it appears from note 4 to your financial statements that you sold units in a private placement in November and December 2004. Please disclose this in your revised document.

      In IPWG's revised disclosure in its Form 10-KSB/A/2, set forth under the heading "Item 5. Market for Common Equity and Related Stockholder Matters - Recent Sales of Unregistered Securities", IPWG disclosed the number of shares, units and warrants sold in private placements from September 24, 2004 through December 31, 2005.

20. In addition, please ensure that your disclosure in this section is consistent with the information presented in your notes to your financial statements. Revise as necessary.

      In IPWG's revised disclosure in its Form 10-KSB/A/2, IPWG has corrected all inconsistencies between the Company's disclosure and that which is contained in its financial statements.

21. Please disclose the value of the 3,100,000 shares of common stock issued in exchange for the 50% interest in Tratamientos Ambientales Tecate.

      In IPWG's revised disclosure in its Form 10-KSB/A/2, set forth under the heading "Item 5. Market for Common Equity and Related Stockholder Matters - Recent Sales of Unregistered Securities", IPWG disclosed the value of the shares of common stock issued in exchange for the 50% interest in TAT which was on the dates of issuance and grant between approximately $0.04 and $0.06 per share.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


22. We note your statement that one of the facts relied upon in claiming the private placement exemption under Rule 504 of Regulation D for the May 2005 offering of units was that you "had a specific business plan at the time of the offerings, being the exploration of the Solidaridad I property." Supplementally, please explain this reference to the exploration of the Solidaridad I property and how this comprised your business plan. We may have further comment.

      The reference in IPWG's disclosure to the Solidaridad I property was an error. The disclosure has been corrected in subsequent filings to remove references to the Solidaridad I property. IPWG relied on Section 4(2) and Rule 506 (not Rule 504) under Regulation D of the Securities Act of 1933, as amended (the "Securities Act") for its May 2005 private placement.

23. Please tell us how you determined the value of your warrants which are exercisable at $0.25 per share.

      IPWG determined to grant the warrants in its private placements at the exercise price of $0.25 per share after arms' length negotiations with non-affiliated purchasers of its common stock and warrant units.

Item 5. Directors, Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------

24. Please describe the business activities of US Precious Metals, Inc., American International Ventures, Inc., Lawful Securities Systems, Kmbs, Inc. and Alarm and Access Protective Devices.

      U.S. Precious Metals, Inc. is a venture owned by, among others, Messrs. Toscano, Wagenti and J. Garcia. U.S. Precious Metals, Inc. is separate and distinct from IPWG and its business activities are not included in IPWG's. U.S. Precious Metals, Inc.'s principal activity is to acquire, explore and develop mineral properties in Mexico. It is in its development stage and is focused on acquiring prospective mineral properties, principally gold and silver. U.S. Precious Metals, Inc. acquired exploration concessions to certain mineral properties known as Solidaridad I, Solidaridad II, Solidaridad III, Solidaridad IV and Solidaridad V located in Michoacan, Mexico.

      American International Ventures, Inc., for which Mr. Wagenti currently serves as Director, is in the mineral exploration business in the State of Nevada. American International Ventures, Inc. assets include the Brunner Property located in Nye County, Nevada.

      All references to Lawful Securities Systems have been deleted.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      KMBS, Inc. is Konica-Minolta Business Systems, Inc., the employer of Mr. Arnone, a member of IPWG's board of directors.

      All references to Alarm and Access Protective Devices have been deleted.

      IPWG does not believe that additional disclosure is required in its filings regarding the above listed entities. IPWG provides additional information regarding the mentioned entities and IPWG's officers' and directors' relationships with each of them to assist you in your review.

25. Please disclose the full business experience for the past five years of Messrs. Toscano, Garcia, and Grechko, including places and times of employment.

      In IPWG's revised disclosure in its Form 10-KSB/A/2, set forth under the heading "Part III, Item 9. Directors and Executive Officers of the Registrant; Compliance with Section 16(a) of the Exchange Act", IPWG has augmented its disclosure for Messrs. Toscano, Garcia, and Grechko for the last five years, including all places of employment for each.

26. In an appropriate section of the registration statement, explain the reference to IPWG Group de Mexico. This entity is not mentioned explicitly in your business background and appears to be your wholly owned subsidiary, according to the information on your website.

      The reference to "IPWG Group de Mexico" was an error and has been deleted. IPWG intended to refer to its wholly-owned subsidiary "IPW Group de Mexico", the entity through which IPWG expects to develop its WTE facility in the Ensenada, Mexico region.

27. We note your disclosure in the second to last paragraph of this section. Please disclose the amount of time that the officers will devote to your business.

      In IPWG's revised disclosure in its Form 10-KSB/A/2, set forth under the heading "Part III, Item 9. Directors and Executive Officers of the Registrant; Compliance with Section 16(a) of the Exchange Act", IPWG augmented its disclosure regarding the availability of its officers for the business of IPWG and potential conflicts that may arise from their other activities.

28. We note that Mr. Wagenti has resigned as Secretary/Treasurer, CFO as of October 15, 2005. Yet, we do not see that you have filed a Form 8-K to disclose this information in accordance with Item 5.02(b) of Form 8-K. Please advise.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      IPWG apologizes for any ambiguity. Mr. Wagenti resigned as of October 15, 2005 from the positions of Secretary, Treasurer and Chief Financial Officer of American International Venture, not IPWG. He remains Secretary and Chief Financial Officer and a Director of IPWG, positions he has held since October 2004.

Financial Statements for the year ended December 31, 2004
---------------------------------------------------------

General

29. Please provide the report of your registered independent public accounting firm with a conformed signature.

      IPWG has filed in Item 7 of its Form 10-KSB, audited financial statements and a report from its independent auditor, Robert G. Jeffrey, Certified Public Accountant. The independent auditor's report, with the independent auditor's conformed signature, appears on page 3 of the audited financial statements.

Statement of Changes in Stockholders' Equity, page 4
----------------------------------------------------

30. It is unclear to us how you have reflected the issuance of your 2,281,040 shares of stock that were exchanged for the assets of TMES. Please clarify or revise.

      IPWG has clarified its disclosure regarding its predecessor's acquisition of TMES. International Power, Inc. ("Power"), a private entity, acquired TMES on August 20, 2004 by issuing to the stockholders of TMES 2,281,040 shares of Power common stock. Ednet, Inc. acquired Power on September 24, 2005 (concurrently its acquisition of Power, Ednet, Inc. changed its name to International Power Group, Ltd.). IPWG therefor acquired TMES as part and parcel of its acquisition of Power and not directly.

      At the time of the acquisition of TMES by Power, neither company had assets of any consequence. For that reason, no value was assigned to either the assets acquired or the stock issued therefor, and the transaction does not appear on the statement of cash flows. This stock issuance is described as a noncash transaction in Note 9.

Note 3. Summary of Significant Accounting Policies, page 7 General
------------------------------------------------------------------

31. Please disclose the nature of your waste disposal permit.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      The use of the caption "Acquisition of waste disposal permit" on the statement of cash flows was an error. There is no waste disposal permit. This caption has been changed to "Deposit", as is shown on the Company's balance sheet in its audited financial statements filed in its Form 10-KSB/A/2.

Recognition of Revenue, page 8
------------------------------

32. Please tell us and disclose how you plan to recognize revenue on your contract with Naanovo Energy.

      No revenue recognition will occur under the Naanovo contract because that contract has been terminated. In the event that revenue is generated from other contracts, we will adopt a revenue recognition policy based on the guidance of the FASB and SEC Staff Accounting Bulletins.

Note  6. Capital Stock, page 10
-------------------------------

33. Please provide us with a schedule detailing the price of your common stock from inception to the current date. In this regard, please include information regarding the value of your common stock in each of your transactions with a third party. Also please tell us how you have determined the fair value of your common stock.

      Attached at Exhibit A is a table showing our common stock prices from October 29, 2004 through May 1, 2006. Stock was issued during 2004 and 2005 in private placements, in exchange for services and as compensation for corporate acquisitions.

      In the case of private placements, stock was sold as units. The ratio of stock to warrants comprising a unit was two to one. Details of these sales is presented below.

                          Price
      Date              Per Share               Number of Shares
      ----              ---------               ----------------
      11/14/2004         $.025                      200,000
      11/15/2004          .025                        100,000
      11/16/2004          .025                        200,000
      11/19/2004          .025                        400,000
      11/19/2004          .025                         80,000
      12/24/2004          .025                        400,000
      12/27/2004          .025                        400,000
      12/30/2004          .025                        200,000
                                                   ----------
            Total 2004 sales of stock               1,980,000
                                                   ==========

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


                         Price
Sale of Stock           Per Share         Number of Shares
-------------           ---------         ----------------
1/26/05                     $.025              800,000
3/2/05                       .025              200,000
3/6/05                       .025              200,000
3/24/05                      .025              200,000
3/31/05                      .025              700,000
5/19/05                      .025              200,000
5/20/05                      .025              500,000
5/26/05                      .025              400,000
6/1/05                       .025              800,000
6/6/05                       .025            1,000,000
6/13/05                      .025.             400,000
6/15/05                      .025              800,000
6/21/05                      .025              200,000
6/24/05                      .025              200,000
7/1/05                       .05             4,150,000
7/3/05                       .05             1,620,000
7/5/05                       .05             2,855,000
7/14/05                      .05               400,000
8/2/05                       .25               160,000
8/19/05                      .25                20,000
9/7/05                       .25               140,000
9/8/05                       .25               200,000
10/2/05                      .25             1,620,000
                                            ----------
      Total 2005 sales of stock             17,765,000
                                            ==========

      The shares issued for services were valued at grant date prices for Company stock, except in the case of shares issued before there was a public market for the stock. These were valued at the value of the services received.

      Date       Number of Shares        Grant Date Price      Value
      ----       ----------------        ----------------      -----
      10/19/04        100,000,000                 N/A         $10,000
      4/13/05             300,000                 $.05         15,000
      7/5/05               50,000                  .39         19,500
      7/5/05                2,100                  .39            819

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      Shares issued as compensation for corporate acquisitions are described in the following paragraphs.

      On October 5, 2004, the Company acquired 66% of the shares of International Power in return for 150,000,000 shares of its common stock. These shares were valued at a nominal amount ($.01 per share) since the assets of Power were insignificant and there was not yet a public market for the stock of the Company.

      On February 21, 2005, the Company issued of 3,100,000 shares for the acquisition of a 50% interest in Tratamientos Ambientales Tecate (TAT), a Mexican corporation. Based on the lack of an established market and the minimal value of the interest acquired, the stock was valued at its par value. ($31 or $0.00001 per share)

34. We note that the stock units you sold in 2004 and 2005 included warrants to purchase your common stock. Please tell us how you considered whether these warrants meet the definition of an embedded derivative under SFAS No. 133 and should he accounted for separately from the related common stock and therefore marked to market at each balance sheet date. Tell us how you considered the guidance in paragraphs 6 through 12 of SFAS No. 133 and paragraphs 4, 12 and 13 of EITF 00-19. In addition, please supplementally provide us with a copy of your warrant agreements.

      The Company has considered both SFAS No. 133 and the cited sections of EITF 00-19 in reaching the conclusion that its warrants issued as part of "stock units" are properly classified as equity.

      Paragraph 11(a) of SFAS No. 133 provides a scope exception for contracts that are (1) indexed to Company stock, and (2) were classified within stockholders' equity in the statement of financial position. These warrants qualify for this exception.

      The warrant agreement, which is attached hereto as Exhibit B, provides only for physical settlement and has no cash settlement provisions that would suggest liability classification under conditions specified in ETTF 00-19. Paragraph 4 of the EITF reinforces paragraphs 12-13 of the EITF which refer to net cash settlement provisions; these are not present in the warrant contract.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


Financial Statements for the period ended June 30, 2005
-------------------------------------------------------
General
-------

35. We note that your index lists Item 2 and Item 3 which do not appear to be included in the filing. Please note that the section on controls and procedures is not required for the purposes of this filing. Please revise as appropriate.

      This comment has been noted and the financial statements now incorporated in Form 10-SB/A/5 have been properly indexed.

Note 2.  Supplementary Cash Flows Information
---------------------------------------------

36. We note you have issued 17 million options under your 2005 Stock Plan. Please tell us and revise your filing to disclose the following:

                  o The type of individuals the options were issued to - i.e. employees or non-employees.

                  o The terms of the options agreement including exercise price, vesting term and legal life.

                  o The assumptions you used to value the options using Black-Scholes model.

                  o The accounting guidance you relied upon to determine the appropriate accounting for the options.

      Stock options were issued to a combination of officers, directors and outside parties providing services valuable to the Company. The initial options to purchase 17,000,000 shares of stock were granted under the following terms:

      Exercise price - $.10 per share
      Vesting terms     - immediate (no vesting schedule)
      Legal life - 1.5 years

These assumptions were used in the Black Scholes calculation:

      Stock volatility  156.24%
      Risk Free Rate - 3.75%
      Expected Life (YRS) .75 yrs

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      These options have been valued based upon grant date fair values, using a Black Scholes valuation model, consistent with the requirements of SFAS No. 123R, "Accounting for Stock Based Compensation."

Closing Comments
----------------

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IPWG apologizes for the delay in responding to your comments. It has taken steps to engage the appropriate professionals to assist with the preparation of disclosures and responses to your comments. IPWG has filed audited financial statements with its Annual Report on Form 10-KSB, as amended, for its fiscal year ended December 31, 2005, and unaudited financial statements for its quarterly period ended March 31, 2006, with its Quarterly Report on Form 10-QSB, copies of each are enclosed for your convenience.

Ms. Pamela A. Long
Mr. Craig Slivka
May 31, 2006


      On February 9, 2006, IPWG faxed to you a letter from Peter Toscano in which he acknowledged IPWG's responsibilities as stated above.

      Please do not hesitate to contact me if I can be of further service.

                                   Sincerely,



                                   /s/ Gerald A. Francese
                                   ------------------------------
                                   Gerald A. Francese


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